Exhibit 99.1

21Vianet Group, Inc. Appoints President of Microsoft Cloud Operation

October 10, 2013 — 21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral internet data center services provider in China, today announced that its board of directors has appointed Mr. Wing-Dar Ker, a 19-year Microsoft veteran, as President of Microsoft Cloud Operation effective immediately.

Most recently Mr. Ker served as General Manager of Customer Service and Support (CSS) for the Asia Pacific and Greater China (APGC) Region at Microsoft, where he led a team of 900 staff located in 13 cities across Asia. He was responsible for overseeing customer service and technical support in the APGC region, as well as web support for the Americas and EMEA regions. Mr. Ker joined Microsoft in 1993 as the Finance Controller for APGC responsible for finance and administration functions. Later, he was responsible for managing distribution and resell channels as well as the small- to mid-size business segment sales. He also served as Asia Chief Information Officer, where he managed Microsoft internal IT functions for the Asia Pacific region, and oversaw the technology infrastructure of over 45 locations across Asia. Over his tenure at Microsoft, Mr. Ker, as well as the APGC CSS under his leadership, received many industry awards from reputable institutions that recognize his leadership in driving innovations in customer services and support. Mr. Ker holds a Master Degree of Business Administration (MBA) from the Case Western Reserve University in Cleveland, Ohio, and a Bachelor Degree of Economics from the National Taiwan University.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We are delighted to welcome Wing-Dar to our team. He brings with him two decades of leadership experience within Microsoft, helping to develop their technical platform in Asia and driving regional strategic initiatives and innovation. His rich background of organizational and technological leadership and experience within Microsoft will be a tremendous advantage for 21Vianet as we commercially launch Microsoft’s premium cloud services in China. We look forward to working with Wing-Dar and his leadership in contributing to our Microsoft cloud operation, helping to accelerate growth opportunities for our company going forward.”

About 21Vianet

21Vianet is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in more than 40 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span many industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. 21Vianet does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com